FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on October 17, 2008, for the month ended September 30, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2008

BANCO DE CHILE AND SUBSIDIARIES
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CONTENTS

I.	Consolidated Financial Statement
II.	Consolidated Statement of Income

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MM$	= Millions of Chilean pesos

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of September, 30 2008

______________

ASSETS	MM$

Cash and due from banks	617,058
Transactions in the course of collection	558,410
Trading securities	634,063
Securities purchased under agreements to resell	113,059
Derivate instruments	806,152
Loans and advance to banks	422,036
Loans and accounts receivables to customers	12,839,778
Available for sale instruments	732,534
Held to maturity instruments	—
Investments in other affiliates	11,387
Intangibles assets	32,798
Fixed assets	201,728
Deferred tax assets	63,162
Other assets	116,628

TOTAL ASSETS	17,148,793

1

 BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of September, 30 2008

______________

LIABILITIES	MM$

Current accounts and demand deposits	2,817,699
Transactions in the course of payment	304,255
Securities sold under agreements to repurchase	590,425
Saving accounts and time deposits	7,763,091
Derivate instruments	742,742
Borrowings from financial institutions	1,277,105
Debt issued	1,808,615
Other financial obligations	128,144
Current tax liabilities	16,779
Deferred tax liabilities	18,360
Provisions	230,738
Other liabilities	183,731

TOTAL LIABILITIES	15,881,684

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	186,905
Others accounts	(8,068)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	215,252
Less:
Provisions for minimum dividends	(150,677)

1,267,101
Minority interest	8

TOTAL EQUITY	1,267,109

TOTAL LIABILITIES AND EQUITY	17,148,793

2

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of September, 30 2008

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MM$
Interest revenue	1,189,209
Interest expense	(628,817)

Net interest revenue	560,392

Income from fees and commission	200,826
Expenses from fees and commission	(41,412)

Net fees and commission	159,414

Gains (losses) from trading and brokerage activities	140,373
Foreign exchange transactions, net	(112,124)
Other operating income	72,323

TOTAL OPERATING REVENUE	820,378

Provision for loan losses	(91,579)

NET OPERATING REVENUE	728,799

Staff expenses	(238,466)
Administrative expenses	(126,732)
Depreciation and amortization	(26,303)
Impairments	—
Other operational expenses	(34,223)

TOTAL OPERATING EXPENSES	(425,724)

OPERATING INCOME	303,075

Income attributable to affiliates	3,005
Loss form price-level restatements	(61,219)

Income before income taxes	244,861
Income taxes	(29,610)

Income from continuous operations	215,251
Income from discontinued operations	—

INCOME FOR THE PERIOD	215,251

Attributable to:
Equity holders of the parent	215,252
Minority interest	(1)

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO